LAW OFFICES OF
              CLINE, WILLIAMS, WRIGHT, JOHNSON & OLDFATHER, L.L.P.

                             1900 U.S. BANK BUILDING
                              233 SOUTH 13TH STREET
                          LINCOLN, NEBRASKA 68508-2095
                                 (402) 474-6900
                               FAX (402) 474-5393
                              www.clinewilliams.com


         OMAHA                    AURORA                 SCOTTSBLUFF
   ONE PACIFIC PLACE          1207 M STREET             RAILWAY OFFICE
   1125 SOUTH 103RD            P.O. BOX 510                 PLAZA
       SUITE 320          AURORA NEBRASKA 68818          115 RAILWAY
    OMAHA NEBRASKA            (402) 694-6314            STREET, SUITE
      68124-1090                                           A-115
    (402) 397-1700                                       SCOTTSBLUFF,
                                                        NEBRASKA 69361
                                                       (308) 635-1020


                                  June 15, 2006




Securities and Exchange Commission                    VIA FACSIMILE 202-772-9205

Attn:   Michele M. Anderson, Legal Branch Chief
        Washington, D.C. 20549

        Re:    NEDAK Ethanol, LLC
               Form SB-2 Registration Statement
               File No. 333-130343

Dear Ms. Anderson:

        This is in response to your letter of June 12, 2006 regarding the above-captioned Registration Statement. We wish to advise you as follows:

        Timing.

        We have filed this morning via EDGAR a request for acceleration (copy attached) seeking effectiveness on Thursday, June 15, 2006, or as soon thereafter as is practicable. We plan to file Pre-Effective Amendment No. 4 to the Registration Statement tomorrow, Wednesday, June 14, 2006. If there are any follow-up discussion points I would appreciate it if you could convey them to me by telephone at 402-474-6900 or by fax to 402-474-5393.

        Comments.

        The following numbered paragraphs correspond to the comments in your June 12, 2006 letter.

        1.     Amendment No. 4 will include an updated legality opinion.

        2. Pursuant to our further telephone discussion yesterday, we will revise the prospectus cover and the Prospectus Summary in a manner that is consistent with this comment.

Securities and Exchange Commission
June 15, 2006
Page 2

        3. With respect to the TIF Notes, we are adding the following disclosure which we believe addresses your comment: "We expect that the TIF Note proceeds will not be received until after our plant is completed. We believe we can complete our plant without any TIF Note proceeds. If we never receive TIF Note proceeds or receive less than we expect to receive, we would need to seek working capital financing. We believe we could obtain such financing then as our plant would be completed and ready to begin operations. The City's ability to issue and sell TIF Notes depends on factors beyond our control, such as interest rates and purchaser demand for Nebraska municipal securities. The TIF Notes are a valuable, but not essential, part of our business plan."

        4. We have revised the description of the agreements with Kinder Morgan and Cornerstone to include more detailed discussion of the specific contract provisions. Set forth below is the entire paragraph, with revisions highlighted for your convenience.

               "We have entered into a natural gas distribution services agreement with Kinder Morgan Interstate Gas Transmission LLC ("Kinder Morgan") and a base agreement for provision of natural gas with Cornerstone Energy, Inc. ("Cornerstone"). The agreement with Kinder Morgan specifies that Kinder Morgan will construct such facilities as required to expand its gas transmission capabilities to provide gas to the NEDAK plant. NEDAK may terminate this agreement if NEDAK is unable to obtain a sufficient supply of natural gas, or if Kinder Morgan fails to obtain the required regulatory permits to expand the pipeline. When Kinder Morgan completes the pipeline, estimated to be June 2007, NEDAK and Kinder Morgan will then enter into a firm transportation service agreement in which NEDAK agrees to pay a monthly charge for available pipeline space and an additional charge for pipeline space actually used. The precise economic terms of that agreement will be dictated by market conditions at that time. The base agreement with Cornerstone provides for basic procedural terms. Title to gas purchased passes to NEDAK when it reaches a so-called "City Gate" near the NEDAK plant. Payments are due monthly and interest charges apply to late payments. NEDAK will specify its monthly minimum needs and will be subject to a penalty if it fails to use the monthly minimum. We believe that when the plant is operating our typical monthly gas usage will be about 76 billion Btu at a cost of about $1.1 million. The price will be determined on a formula basis using various market price indices. This agreement will be in effect until February 2008, but will continue month-to-month thereafter if neither party withdraws. Cornerstone may terminate the agreement if NEDAK fails to pay its bills or becomes bankrupt or insolvent. NEDAK may terminate if Cornerstone fails to provide gas as agreed. Cornerstone may require security in the form of prepayments or a letter of credit. Neither Kinder Morgan nor Cornerstone will guarantee that the natural gas supply will be uninterrupted. We intend to purchase a propane tank to serve as a back-up energy source in the event of interruption of our natural gas supply. We expect that our back-up propane tank will allow us to continue operations for about three to four days. Kinder Morgan will require a letter of credit of $150,000 to reserve pipeline space. Each of our Directors has agreed to guarantee up to $10,715 of the letter of credit. See section entitled "Certain Transactions and Conflicts of Interest".

Securities and Exchange Commission
June 15, 2006
Page 3

        5. Note 7 to the Financial Statements will be revised to disclose that the $300,000 fee paid to the project developer was for services performed by the developer.

        6. Our explanation of the $5,000 per unit fair value assigned to the units issued in exchange for the letter of credit guarantee is as follows: The $5,000 value is the price at which the units last sold to the same Directors that were issued units in exchange for their guarantee. It is also the price that all of our seed capital units have sold for and is the most representative price for units issued prior to the offering. Although our offering price is $10,000 per unit, that offering is not yet effective and we have not sold any units at $10,000. Furthermore, even when we do sell those units, they will not be at risk until it is assured that the offering will be successful. Therefore, we concluded that the appropriate fair value of the units is $5,000.

               The accounting follows SFAS No. 91. Because the units were issued in exchange for a guarantee on the line of credit for the Company, the value of those units is considered a cost of obtaining financing. Had we not been able to obtain the guarantee it is likely that we either would not have been able to secure the line of credit or the interest rate would have been much higher. As such, in accordance with SFAS No. 91, the costs incurred to obtain financing are considered a debt discount. In reliance on the provisions of SFAS 91 we will amortize these costs over the period that the line of credit is active, commencing in May 2006. The interest expense will be reflected as a period cost since this line of credit is for our operations as a development stage company rather than capitalized as a cost of the project.

        I would appreciate it if you could call me when you have had a chance to review this letter and advise me if all outstanding comments have been resolved. Please feel free to leave a voice mail if I am away from my phone at the time.

                                            Very truly yours,

                                            /s/ Donald F. Burt

                                            Donald F. Burt
                                            FOR THE FIRM

Enclosures